Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 11, 2019

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz and Ms. Christina DiAngelo Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959

Dear Ms. DiAngelo Fettig and Mr. Grzeskiewicz:

This correspondence is being filed in response to your oral comments provided on June 25, 2019 and June 27, 2019, respectively, regarding the Trust’s registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 (the “N-14”), filed on June 3, 2019, on behalf of its series, the O’Shaughnessy All Cap Core Fund, the O’Shaughnessy Enhanced Dividend Fund (together with the O’Shaughnessy All Cap Core Fund, the “Acquired Funds”) and the O’Shaughnessy Market Leaders Value Fund (the “Acquiring Fund”) (collectively, the “Funds”), in connection with a proposed reorganization (the “Reorganization”).

For your convenience in reviewing the Trust’s responses, the comments and suggestions made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) are included in bold typeface immediately followed by the Trust’s responses. The responses to Ms. DiAngelo Fettig’s comments are presented first and the responses to Mr. Grzeskiewicz’s comments are presented thereafter.

The Trust’s responses to your comments are as follows:

1.	Staff Comment: Please confirm the Trust will file a delaying amendment or an amended filing prior to July 3, 2019, for the Staff’s review. Please also correct the series and class information.

Response: The Trust confirms that it filed a delaying amendment on June 28, 2019 and that the series and class information will be corrected in its amended filing.

2.
Staff Comment: On page 3 regarding factors the Board of Trustees considered, please supplementally clarify how “the current effective management fee” for the Market Leaders Value Fund is lower than the management fee for the All Cap Core Fund when the fees are the same.

Response: The Market Leaders Value Fund’s management fee schedule includes breakpoints (0.55% of the Fund’s average daily net assets up to $25 million, 0.45% of average net assets on the next $75 million, and 0.35% of average net assets in excess of $100 million) whereas the All Cap Core Fund’s management fee schedule does not contain breakpoints. Based on the Market Leaders Value Fund’s current asset level, the breakpoints are in effect and the current effective management fee is lower for the Market Leaders Value Fund than the All Cap Core Fund.

U.S. Securities and Exchange Commission
July 11, 2019

3.
Staff Comment: On page 4, it states that for the All Cap Core Fund, the actual Total Annual Operating Expenses for the fiscal year ended July 31, 2018, for Class C shares were 3.75%. However, the financial highlights stated the operating expenses as 3.31%. Please reconcile.

Response: The Class C has a maximum 12b-1 fee of 1.00%.  For the year ended July 31, 2018 the Class C accrued only 0.56% of 12b-1 fees (1.00% - 0.56% = 0.44%) (3.75% - 3.31% = 0.44%).  The 3.75% is the Total Annual Fund Operating Expenses shown in the prospectus dated November 28, 2018.

4.
Staff Comment: On page 11 for the All Cap Core Fund, it states that the expense limitations may be discontinued at any time, however the disclosure in the preceding sentence states the Adviser has agreed to waive fees through at least November 27, 2019. Please reconcile.

Response: The Trust responds by revising the disclosure as follows:

“The expense limitations for the All Cap Core Fund may be discontinued at any time after November 27, 2019.”

5.
Staff Comment: In “The Funds’ Fees and Expenses” section on page 14, please i) complete the pro forma fee column, ii) confirm supplementally that the fees and expenses in the fee table are current for each Fund, per the requirement in Item 3(a) of Form N-14, iii) revise the parenthetical that states the fees and expenses are based on the twelve months ended January 31, 2019, if they are instead based on the six months ended January 31, 2019 and iv) include a corresponding footnote for each Fund’s fee waiver.

Response: The Trust responds as follows.

i) The Trust confirms that the pro forma fee column will be complete in the amended filing.

ii) The Trust so confirms.

iii) The Trust responds that the parenthetical will be revised in the amended filing to state, “(based on the six ~~twelve~~ months ended January 31, 2019).”

iv) The Trust confirms that the fee waiver footnotes will be included for each Fund in the amended filing.

6.	Staff Comment: On page 15 for the Expense Example Table, please confirm the accuracy of the Market Leaders Value Fund Class I shares pre-merger.

Response: The Trust confirms the accuracy of the Market Leaders Value Fund Class I shares pre-merger in the Example Table. The Trust notes that the Fees and Expenses Table has been updated to correlate with the Example Table numbers.

7.
Staff Comment: On page 17, the disclosure states, “…large portions of the holdings within the Acquired Funds will be repositioned in the normal course of business.” Please consider revising as the sales are being generated by the merger and not as part of the normal course of business.

Response: The Trust responds by revising the disclosure as follows:

“Accordingly, OSAM currently estimates that, in order to maintain an optimized portfolio for the Acquiring Fund, large portions of the holdings within the Acquired Funds will be repositioned over time ~~in the normal course of business~~.”

8.
Staff Comment: On page 17, there are placeholders for the estimated amounts of capital losses. Please include the amounts and the estimated dollar per share cost of capital losses. Please also include the estimated amount of transaction costs for repositioning the portfolio in dollars and basis points.

Response: The Trust responds by revising the disclosure as follows:

“While market and other conditions at the time of closing will impact the level and timing of the portfolio repositioning process, OSAM estimates that under current conditions, approximately 70% to 75% of each of the Acquired Fund’s portfolio

U.S. Securities and Exchange Commission
July 11, 2019

assets will be sold after the Reorganization. This repositioning may result in shareholders of the combined Acquiring Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred, although given the relative sizes of the three Funds, such capital gains are not expected to be material. OSAM estimates that repositioning of securities will result in capital losses of approximately $(0.00431784) per share or 0% of the Acquiring Fund’s net assets.

Transaction costs also may be incurred due to the repositioning of the portfolio. OSAM believes that these portfolio transaction costs, including estimated commissions, may be approximately $6,500 or 0.34 basis points of the annual fund operating expenses ratio. OSAM will bear the explicit transaction costs associated with the repositioning.”

9.	Staff Comment: On page 18, please revise the bolded disclosure to include that the Adviser will pay the costs associated with reorganization and repositioning the portfolio.

Response: The Trust responds by revising the disclosure as follows:

“Note: All Cap Core Fund and Enhanced Dividend Fund shareholders are urged to consult their own tax advisers to determine the particular U.S. federal income tax or other tax consequences to them of the Reorganization and the other transactions contemplated herein. The Adviser will bear the expenses associated with the Reorganizations and the explicit transaction costs associated with the repositioning of the portfolio.”

10.	Staff Comment: On page 21, please confirm the net assets in the chart are accurate as of January 31, 2019 or consider updating the chart as of a more current date.

Response: The Trust responds by updating the narrative before the chart and the chart as of June 26, 2019, and revises the chart as follows:

Fund Capitalization as of June 26, 2019	Net Assets	Shares Outstanding	Net Asset Value Per Share
All Cap Core Fund - Class A shares (Acquired Fund)	$1,187,117	121,532	$9.77
All Cap Core Fund - Class C shares (Acquired Fund)	$2,995,466	328,945	$9.11
All Cap Core Fund - Class I shares (Acquired Fund)	$4,020,612	418,653	$9.60
Enhanced Dividend Fund - Class I shares (Acquired Fund)	$3,941,618	367,010	$10.74
Market Leaders Value Fund - Class I shares (Acquiring Fund)	$186,705,164	14,036,383	$13.30
Market Leaders Value Fund - Class I shares (Pro Forma)	$198,849,977	14,949,526	$13.30

11.
Staff Comment: On page 22, please revise the recoupment disclosure to be consistent with the Funds’ semi-annual report and please also confirm supplementally that any waived fees and paid expenses subject to recapture in the Acquired Funds will not carry over into the Acquiring Fund once merged.

Response: The Trust responds by replacing the disclosure with the paragraph below:

“The Advisor may request recoupment of previously waived fees and paid expenses in any subsequent month in the 36-month period from the date of the management fee reduction and expense payment if the aggregate amount actually paid by the Funds toward the operating expenses for such fiscal year (taking into account the reimbursement) will not cause the Funds to exceed the lesser of: (1) the expense limitation in place at the time of the management fee reduction and expense payment; or (2) the expense limitation in place at the time of the reimbursement. Any such reimbursement is also contingent upon Board of Trustees review and approval at the time the reimbursement is made. Such reimbursement may not be paid prior to the Funds’ payment of current ordinary operating expenses. The Expense Cap for the Market Leaders Value Fund will remain in effect through at least November 27, 2020 and may be terminated only by the Board.”

U.S. Securities and Exchange Commission
July 11, 2019

The Trust also supplementally confirms that any waived fees and paid expenses subject to recapture in the Acquired Funds will not carry over into the Acquiring Fund once merged.

12.
Staff Comment: In section 8.2 of the Agreement and Plan of Reorganization, “Expenses of the Reorganization” consider also stating that the Adviser will be responsible for the transaction costs associated with repositioning the portfolio.

Response: The Trust responds by revising the relevant part of the section as follows:

“Expenses of Reorganization. The expenses relating to the proposed Reorganization, whether or not consummated, will be borne by O’Shaughnessy Management, LLC. The costs of the Reorganization shall include, but not be limited to: costs associated with obtaining any necessary order of exemption from the 1940 Act, preparing, printing and distributing the Information Statement and prospectus supplements of the Acquired Funds relating to the Reorganization, and winding down the operations and terminating the existence of the Acquired Funds; explicit transaction costs associated with the repositioning of the Acquiring Fund’s portfolio; legal fees of counsel to each of the Acquired Funds and Acquiring Fund, including those incurred in connection with the preparation of legal opinions, and accounting fees with respect to the Reorganization and the Information Statement; and all necessary taxes in connection with the delivery of the Assets, including all applicable federal and state stock transfer stamps…”

13.
Staff Comment: The Staff notes that if the combined net asset value of the two Acquired Funds does not exceed ten percent of the net asset value of the Acquiring Fund, upon merging, that pro forma financial information does not need to be included in the Statement of Additional Information (“SAI”). If this applies to this merger, please include a statement to that effect in the SAI.

Response: The Trust confirms that the net asset value of the two Acquired Funds will not exceed ten percent of the net asset value of the Acquiring Fund upon merging. The Trust responds by inserting the following disclosure into the SAI:

“Pro forma financial information has not been prepared for the reorganization of the All Cap Core Fund and Enhanced Dividend Fund into the Market Leaders Value Fund because the combined net asset value of the All Cap Core Fund and Enhanced Dividend Fund of $12,144,813 does not exceed ten percent of the Market Leaders Value Fund’s net asset value of $186,705,164.00, as measured on June 26, 2019.”

14.	Staff Comment: Please confirm that all bracketed information will be updated and/or completed in the amended filing.

Response: The Trust so confirms.

15.
Staff Comment: In addition to listing each Fund’s principal investment strategies, investment process and risks, please provide narrative discussion comparing the three Funds’ strategies, investment process and risks. Specifically, highlight the similarities and differences within the strategies and processes and highlight the differences in risk profiles.

Response: The Trust responds by moving the second paragraph in the Summary section below the comparison chart and expanding the narrative as follows:

“The All Cap Core Fund, the Enhanced Dividend Fund and the Market Leaders Value Fund have similar, although not identical, investment objectives and principal investment strategies. All three Funds invest primarily in common stocks and other equity securities, such as preferred stocks and convertible securities. However, ~~with~~ the Enhanced Dividend Fund invests~~ing~~ at least 80% of its net assets (including any borrowings for investment purposes) in dividend-paying equity securities. While all three Funds may invest in equity securities of any size market capitalization, the Enhanced Dividend Fund has a limit of 25% of its total assets in small capitalization companies. All three Funds may invest up to 10% of total assets in other investment companies or exchange-traded funds (“ETFs”). All three Funds may invest in foreign securities and REITs ~~and other investment companies, but there are differences in the amounts each may invest in foreign securities and other investment companies~~. However, the All Cap Core Fund limits foreign securities and REIT investments to 50% and 10% of its portfolio, respectively. While the Enhanced Divided Fund has no limit for foreign securities, it also limits REIT investments to 10%. The Market Leaders Value Fund limits foreign securities to 20% of the portfolio and REIT investments to 25%. All three Funds are diversified and have identical fundamental investment restrictions. All three Funds may temporarily hold cash or cash equivalents for temporary defensive purposes and each may also invest up to 50% of its total assets in ETFs that are aligned with the Fund’s principal investment strategies, for temporary defensive purposes.

U.S. Securities and Exchange Commission
July 11, 2019

With regard to investment process, all three Funds use quantitative, factor-based models based on research and analysis of historical data. For all three Funds, the Adviser may eliminate or substitute factors at its discretion and all portfolios have periodic rebalancing. Additionally, for all three Funds the Adviser may emphasize investments in certain sectors of the market. The factors the Adviser considers for each Fund are not identical. The All Cap Core Fund specifically screens for value and growth securities. The Enhanced Dividend Fund identifies securities with high dividend yields and enhances the strategy by overweighting dividend yielding securities. The Market Leaders Value Fund uses a factor-based model and then screens companies specifically for shareholder yield.”

The Trust additionally responds by revising the first paragraph in the sub-section “Comparison of Principal Risks of Investing in the Funds” as follows:

“A discussion regarding certain principal risks of investing in the Funds is set forth below. Where applicable, differences between the All Cap Core Fund, the Enhanced Dividend Fund and the Market Leaders Value Fund have been highlighted. The Funds have similar principal risks and risk profiles, although there are some differences. Although all three Funds, may emphasize investments in certain sectors, currently the Enhanced Dividend Fund and Market Leaders Value Fund are invested heavily in the financial sector. ~~Financial Sector Risk is only a principal risk with respect to the Enhanced Dividend Fund and the Market Leaders Value Fund;~~ “Portfolio Turnover Risk” is only a principal risk with respect to the All Cap Core Fund~~;~~ and “Frontier Markets Risk” and “Value Style Investing Risk” are only principal risks with respect to the Market Leaders Value Fund. Although all three Funds may invest in foreign securities and emerging markets, the All Cap Core Fund and Market Leaders Value Fund have limits on foreign investments whereas the Enhanced Dividend Fund does not.

This discussion is qualified in its entirety by the more extensive discussion of risk factors set forth in the Funds’ Prospectus and the Statement of Additional Information. As with all mutual funds, there is the risk that you could lose all or a portion of your investment in a Fund. An investment in a Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

16.	Staff Comment: Please confirm that the Summary of Fund Fees and Expenses table will be completed in the amended filing.

Response: The Trust so confirms.

17.	Staff Comment: In the “Repositioning of the Acquired Funds’ Portfolio Assets” sub-section please revise to clarify if the assets will be sold before or after the merger.

Response: The Trust responds by revising the first sentence of the second paragraph as follows:

“While market and other conditions at the time of closing will impact the level and timing of the portfolio repositioning process, OSAM estimates that under current conditions, approximately 70% to 75% of each of the Acquired Fund’s portfolio assets will be sold after ~~prior to~~ the Reorganization.”

18.	Staff Comment: Please revise the fourth paragraph on page 18 to state that all three Funds received one tax opinion.

Response: The Trust responds by revising the disclosure as follows:

“The Trust, on behalf of each of the All Cap Core Fund, the Enhanced Dividend Fund and the Market Leaders Value Fund, ~~will each~~ has received an opinion from the law firm of Schiff Hardin LLP substantially to the effect that, based on certain facts, assumptions and representations made by the All Cap Core Fund, the Enhanced Dividend Fund and the Market Leaders Value Fund, and subject to reasonable limitations and certain exceptions, on the basis of existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes:”

U.S. Securities and Exchange Commission
July 11, 2019

19.	Staff Comment: Please confirm if all Trustees of the Acquired Funds and the Acquiring Funds are the same and if so, please clarify that in the amended filing.

Response: The Trust confirms that all Trustees of the Acquired Funds and Acquired Funds are the same and will clarify throughout the amended filing.

20.	Staff Comment: Please confirm that the Capitalization table will be completed in the amended filing as of a date within 30 days of the Reorganization.

Response: The Trust so confirms.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6872.

Very truly yours,

/s/ Emily R. Enslow
Emily R. Enslow
Secretary
Advisors Series Trust